UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50362

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rainier Pacific 401(k) Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rainier Pacific Financial Group, Inc.
c/o Jonathan W. Blado Blado Kiger, P.S. Registered Agent of Rainier Pacific Financial Group, Inc. Bank of America Building, 2nd Floor 3408 South 23rd Street Tacoma, Washington 98405

Financial Statements and Exhibits

(a)	Financial Statements

The Rainier Pacific 401(k) Employee Stock Ownership Plan became effective as of January 1, 1998. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2009 and 2008.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rainier Pacific 401(k) Employee Stock
Ownership Plan

/s/Jeff Malloch
Jeff Malloch, Trustee

Date: January 25, 2011

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN

INDEPENDENT AUDITOR’S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-13

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year)	14

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Rainier Pacific 401(k)
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Rainier Pacific 401(k) Employee Stock Ownership Plan (Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Everett, Washington
January 21, 2011

1

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$8,670,078	$-	$8,670,078
Sponsor company common stock	47,222	55,984	103,206
Money market fund	27,537	-	27,537
Participant loans	241,002	-	241,002

	8,985,839	55,984	9,041,823

Cash	340,143		340,143

Total assets	9,325,982	55,984	9,381,966

LIABILITIES
Loan payable	-	$2,859,120	2,859,120
Excess employer contribution	69,655	-	69,655

Total liabilities	69,655	2,859,120	2,928,775

NET ASSETS AVAILABLE FOR
BENEFITS	$9,256,327	$(2,803,136)	$6,453,191

December 31, 2008
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$6,139,728	$-	$6,139,728
Guaranteed investment contract	686,207	-	686,207
Sponsor company common stock	533,747	451,313	985,060
Money market fund	201,499	-	201,499
Participant loans	170,750	-	170,750

	7,731,931	451,313	8,183,244

Other assets
Employer contributions receivable	187,928	-	187,928

Total assets	7,919,859	451,313	8,371,172

LIABILITIES
Loan payable	-	3,552,836	3,552,836

Total liabilities	-	3,552,836	3,552,836

NET ASSETS AVAILABLE FOR
BENEFITS	$7,919,859	$(3,101,523)	$4,818,336

See accompanying notes.	2

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income
Net appreciation in fair value of
mutual funds	$1,669,864	$-	$1,669,864
Net depreciation in fair value of
sponsor company common stock	(120,616)	(379,839)	(500,455)
Interest	130		130
Allocation of 67,896 shares of common
stock of sponsor company, at market	14,937	-	14,937

	1,564,315	(379,839)	1,184,476

Contributions
Participants	521,914	-	521,914
Employer	270,345	835,830	1,106,175

	792,259	835,830	1,628,089

Total additions, net	2,356,574	455,991	2,812,565

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO
Benefits paid to participants	959,105	-	959,105
Interest expense	-	142,113	142,113
Administrative expense	61,001	554	61,555
Allocation of 67,896 shares of common
stock of sponsor company, at market	-	14,937	14,937

Total deductions	1,020,106	157,604	1,177,710

NET INCREASE	1,336,468	298,387	1,634,855

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,919,859	(3,101,523)	4,818,336

End of year	$9,256,327	$(2,803,136)	$6,453,191

3	See accompanying notes.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the Rainier Pacific 401(k) Employee Stock Ownership Plan (previously the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering generally all employees of Rainier Pacific Financial Group, Inc. and its affiliates (the Company). The Company established the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan effective January 1, 1998. The Plan was amended and restated effective January 1, 2003 to eliminate the money purchase pension contribution provision, concurrently establish a leveraged employee stock ownership plan (the ESOP), and rename the Plan to the Rainier Pacific 401(k) Employee Stock Ownership Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Formation of ESOP - The ESOP portion of the Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code). The Plan purchased Company common shares using the proceeds from a loan from the Company (Note 7). The loan is to be repaid over a period of ten years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The loan is collateralized by the unallocated shares of Company common stock. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2009 and 2008, and for the year ended December 31, 2009, present separately the assets and liabilities and changes therein pertaining to:

(a)    the accounts of eligible employees (Allocated); and

(b)    stock not yet allocable to eligible employees (Unallocated).

Eligibility - Employees who have completed six months of service and are age 18 or older are eligible to participate in the employee deferral and Company discretionary match portions of the Plan. Employees who have completed one year of service, defined as 1,000 hours during a specified 12-month period, and are age 18 or older are eligible to participate in the ESOP contribution and the discretionary profit sharing contribution.

Contributions - Each year, participants may elect to contribute a percentage of annual compensation, as defined in the Plan, as either a pre-tax 401(k) deferral or an after-tax Roth 401(k) deferral. Participants who have attained age 50 before the end of the plan year are also eligible to make pre-tax catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

4

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

For the year ended December 31, 2009 and 2008, for the 401(k) provision of the plan, the Company made discretionary matching contributions equal to 100% of each participant’s eligible contributions for the first 3% of compensation, plus 50% of each participant’s eligible contributions up to the next 2% of compensation. For the ESOP portion of the Plan, the Company is obligated to make contributions in cash to the Plan that when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its ESOP loan.  For the years ended December 31, 2009 and 2008, the Company made ESOP contributions equal to the payment due on the ESOP loan from the Company.  The Company made an additional discretionary ESOP contribution for the years ended December 31, 2008.  There was no discretionary profit sharing contribution in December 31, 2009 and 2008. Contributions are subject to certain limitations.

Retirement, death, and disability - A participant is entitled to 100% of his or her account balance upon retirement, or upon death or disability while actively employed.

Voting rights - Each ESOP participant is entitled to exercise voting rights attributable to the Company’s common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares in the same proportion as those voting instructions provided by participants who vote their allocated shares.

Vesting - Participants are fully vested in their deferral contributions and discretionary Company matching contributions, plus actual earnings thereon, at all times. Participants vest in their allocated ESOP contributions, plus actual earnings thereon, at the rate of 20% per year after three years of credited service and become 100% vested after seven years of service. Beginning with the 2007 plan year, participants vest in their discretionary profit sharing contributions, plus actual earnings thereon, at the rate of 20% per year after two years of credited service and become 100% vested after six years of service.  Participants generally become fully vested upon the participant’s death or upon permanent disability while actively employed.

Participant accounts - The Plan is a defined contribution plan under which a separate individual account is established for each participant. For the 401(k) provision of the Plan, each participant’s account is credited with the participant’s salary deferral contributions and allocations of (a) the Company’s contributions (cash and/or Company common stock) and (b) Plan earnings and losses. For the ESOP portion of the Plan, each participant’s account is credited as of the last day of each plan year with an allocation of shares of the Company’s common stock released by the trustee from the unallocated shares account. With respect to matching contributions, only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. With respect to ESOP contributions and discretionary profit sharing contributions, only those participants who have been credited with at least 1,000 hours of service during the year and are eligible employees of the Company

5

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

as of the last day of the plan year will receive an allocation. Allocations of the Company’s common stock attributable to ESOP contributions and profit sharing contributions are based on a participant’s eligible compensation, relative to total eligible compensation. Plan earnings or losses are allocated to each participant’s account based on the ratio of the participant’s account balance, as defined by the Plan, to all participants’ account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Diversification - Prior to January 1, 2007, participants who are at least age 55 with 10 years of participation in the Plan could elect to diversify a portion of their ESOP investment in Company stock into alternative investment options. The qualified election period is the six-year period commencing with the Plan year in which the participant becomes a qualified participant.  In each of the first five years, a participant may diversify up to 25% of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%. Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator, or the diversified amounts may be distributed to the participant.

After January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006, providing Participants who satisfied three years of participation in the Plan with the opportunity to diversify part or all of their ESOP investment in Company stock into alternative investment options.  Diversification of their ESOP investment in Company stock is offered quarterly to each eligible Participant.  Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator.

Participants have the opportunity to diversify part or all of their Company stock invested within the 401(k) portion of the Plan on a daily basis, except during restricted trading periods.

Forfeited accounts - At December 31, 2009 and 2008, forfeited non-vested balances of $24,814 and $23,352, respectively, were available to reduce future employer contributions. In 2009, the forfeited non-vested balance of $24,814 was used to reduce the employer’s contribution.

Participant loans - Participants may borrow from their 401(k) fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years unless used to purchase a principal residence. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator ranging from 4 to 8.25% at December 31, 2009. Principal and interest is paid ratably through payroll withholding over the loan term, on at least a quarterly basis.

6

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

Payment of benefits – The sole form of payment under the Plan is a lump sum distribution, except for minimum distributions that are required to commence on account of a participant attaining age 70½.  Participants may transfer their vested account balance to other qualified plans or take a lump-sum distribution, net of applicable tax withholding. Distributions of a participant’s ESOP account balance are made in cash, Company common stock, or a combination of cash and Company common stock at the discretion of the Plan Administrator; however, the participant has the right to demand a distribution in Company common stock.  Distributions from other Plan accounts are paid in cash.

Plan expenses - The majority of the expenses of the Plan are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The Plan’s financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition – Investments are stated at fair value.  Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end.  The fair value of the Plan’s investment in the Company’s common stock is based on the quoted market price.  Any investments in common/collective trusts and pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the trusts or accounts.  As required by the Financial Accounting Standards Board (“FASB”), Staff Position (“FSP”) AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1”), the accompanying portfolio of investments reflects both the fair value as well as the adjustment to contract value for each investment contract deemed fully benefit responsive.  Net appreciation includes the Plan’s gains and losses on investments sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses.

Fair value of plan assets - Effective January 1, 2008, the Company began determining the fair market value of our financial instruments based on the fair value hierarchy established in ASC No. 820, Fair Value Measurements (“ASC 820”), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  In October 2008, the FASB issued ASC No. 820, Determining the Fair Value of a Financial Asset in a Market that is not Active (“ASC 820”).  This FSP clarified how the fair value of a financial instrument is determined when the market for that financial asset is inactive.

7

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

ASC 820 describes three levels of inputs that can be used:

●	Level 1 uses quoted market prices in active markets for identical assets or liabilities.

●	Level 2 uses observable market-based inputs or unobservable inputs that are corroborated by market data.

●	Level 3 uses unobservable inputs that are not corroborated by market data.

When available, quoted market prices are used to determine the fair value of Plan investments and these assets are classified within Level 1 of the fair value hierarchy.  For the Plan, Level 1 includes mutual funds, Company common stock and mutual funds.  For Plan investments in the Metlife guaranteed investment contract, fair value is determined based on the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the accounts.  Plan investments measured at fair value by such methods are classified as Level 2. Certain Plan investments (participant loans) are not valued based on observable transactions, and are, therefore, classified as Level 3.  These are valued at cost, which approximates fair value.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis by level as of December 31:

Description		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

2009
Assets:
	Mutual funds
	Growth	$3,951,667	$-	$-	$3,951,667
	Growth/Value Blend	1,491,616			1,491,616
	Value	1,043,211			1,043,211
	Sector/Index Fund	647,692			647,692
	Conservative	1,535,892			1,535,892
	Common stock	103,206	-	-	103,206
	Loans	-	-	241,002	241,002
	Money market fund	27,537	-	-	27,537

Total		$8,670,078	$-	$241,002	$8,911,080

8

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Description		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

2008
Assets:
	Mutual funds
	Growth	$3,019,192	$-	$-	$3,019,192
	Growth/Value Blend	1,277,261			1,277,261
	Value	815,652			815,652
	Sector/Index Fund	483,283			483,283
	Conservative	544,340			544,340
	Common stock	985,060	-	-	985,060
	Guaranted investment contract	-	686,207	-	686,207
	Loans	-	-	170,750	170,750
	Money market fund	201,499	-	-	201,499

Total		$7,326,287	$686,207	$170,750	$8,183,244

The following table presents changes in investments with significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Loans

Beginning Balance	$ 170,750
Issuances and settlements, net	70,252

Ending Balance	$ 241,002

Payment of benefits - Benefits are recorded when paid.

Risks and uncertainties - The plan provides for various investment options that in turn invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

9

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements - In April 2009, the FASB issued Staff Position ASC NO. 820, Determining Whether a Market is Not Active and a Transaction in Not Distressed (“ASC 820”).  This FSP provides guidelines for making fair value measurements more consistent with the principles present in ASC 820.  It provides guidance in determining whether a market is active or inactive, whether a transaction is distressed, applies to all asset and liabilities, and requires additional disclosures.  ASC 820 is effective for periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  Accordingly, this ASC is effective for the Plan beginning in 2009.  The Plan does not expect the adoption of ASC 820 to have a material impact on the financial statements.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are issued. Note 8 provides disclosure of certain subsequent events that did not result in recognition in the financial statements.

Note 3 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 10, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Investments

Participants direct their 401(k) contributions into various mutual funds and an insurance investment contract. The following presents the fair values of 401(k) investments that represent 5% or more of the Plan’s net assets at December 31:

	2009	2008

American Funds Growth Fund A Fund	$1,386,648	$1,062,560
American Money Market Fund	$646,912	$-
Baron Growth Fund	$991,749	$819,263
Goldman Sachs Mid Val A	$976,203	$767,232
MetLife Stable Value Fund (GIC)	$-	$686,207
Davis NY Venture A Fund	$867,625	$650,978
American Funds EuroPacific A Fund	$868,336	$637,292
Neuberger Berman Genesis Adv Fund	$623,991	$626,283
PIMCO Total Return A Fund	$888,980	$544,340
Oppenheimer Global	$704,934	$500,077

The following presents the Plan’s investments in sponsor Company common stock (ESOP) at December 31:

2009		Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
	Common stock
	Number of shares	254,471	214,646	469,117

	Cost	$2,544,710	$2,146,460	$4,691,170

	Market	$55,984	$47,222	$103,206

2008		Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
	Common stock
	Number of shares	322,366	381,248	703,614

	Cost	$3,223,660	$3,812,480	$7,036,140

	Market	$451,313	$533,747	$985,060

GIC investment valuation and income recognition - The investment in the guaranteed investment contract (GIC) is carried at contract value and represents the Plan’s participation in a GIC offered through MetLife under a group annuity contract. The GIC’s guaranteed contract value represents contributions, plus interest (net of any administrative fees), less withdrawals. MetLife guarantees that the contract will pay withdrawals initiated by the Plan’s participants up to the amount of the guaranteed value, subject to the terms of the related contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Met Life GIC are invested in various separate accounts.

11

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 – Investments (continued)

The GIC’s market value equals the value of the investments in the related separate accounts. The GIC’s market value at December 31, 2008 approximated contract value. Under the terms of the GIC, interest is earned at a fixed rate (net of all MetLife fees) for a fixed period as periodically declared by MetLife, but in no event less than 0%. The average guaranteed credited rate for the years ended December 31, 2008, for the GIC was approximately 4.22%.

The Plan can elect to end its participation in the GIC at any time. If the Plan elects to end participation, the Plan will receive the lesser of the guaranteed contract value or market value; if the market value is less than the guaranteed contract value, the Plan may have the option of transferring its investment to a fixed rate, fixed maturity, general account contract of MetLife, in which case the Plan’s guaranteed value would be maintained.

Note 6 - Administration of Plan Assets and Related Party Transactions

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party administrator to perform certain other administrative functions. Administrative expenses charged by the third-party administrator and investment service fees are paid by the Plan.

The Plan was amended as of January 1, 2007 to allow participants to purchase company stock within the 401(k).

Note 7 - Loan Payable

In 2003, the Plan entered into a $6,754,270 term loan agreement with the Company that bears interest at 4% per annum. The proceeds of the loan were used to purchase Company common stock for the ESOP portion of the Plan. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The scheduled principal amortization of the loan for the next four years and thereafter is as follows:

YEAR ENDING	PRINCIPAL
DECEMBER 31,	AMOUNT

2010	721,465
2011	750,324
2012	780,337
2013	606,994
$2,859,120

12

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 8 – Subsequent Events

On February 26, 2010, the Federal Deposit Insurance Corporation was appointed Receiver of Rainier Pacific Bank, and the employment of employees terminated and the Plan contributions discontinued. The Plan Participants became fully vested on their accrued benefits.  The Plan was terminated on July 26, 2010.

13

SUPPLEMENTAL SCHEDULE

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
E.I.N. 91- 0435661, PLAN NUMBER 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		(b)	(c)
		IDENTITY OF ISSUER,	DESCRIPTION OF INVESTMENT INCLUDING				(e)
		BORROWER, LESSOR,	MATURITY DATE, RATE OF INTEREST,			(d)	CURRENT
(a)		OR SIMILAR PARTY	COLLATERAL, PAR OR MATURITY VALUE			COST**	VALUE
			NUMBER OF SHARES		MATURITY
			OR FACE VALUE	RATE	DATE
		Mutual Funds
		Allianz NFJ Small Cap Value Fund	1,857				$ 43,060
		Allianz RCM Global Technology Fund	8,676				319,612
		American Funds EuroPacific A Fund	22,648				868,336
		American Funds Growth Fund A Fund	50,737				1,386,648
		American Money Market Fund	646,912				646,912
		Baron Growth Fund	24,007				991,749
		Davis NY Venture A Fund	28,006				867,625
		Goldman Sachs Mid Val A	33,685				976,203
		Mutual Financial Services	2,452				29,642
		Neuberger Berman Genesis Adv Fund	27,356				623,990
		Oppenheimer Global	13,298				704,934
		PIMCO Total Return A Fund	82,313				888,980
		Rainier Pacific Unitized Trust	107,874				23,948
		T. Rowe Price Health Services	2,306				60,358
		Vanguard 500 Index Fund	2,023				171,545
		Virtus Real Estate Securities	3,008				66,536

		Total mutual funds					8,670,078

		MetLife Stable Value Fund (Guaranteed
		Investment Contract)	-				-

		Schwab Money Market Fund				27,537	27,537

	*	Rainier Pacific Financial Group, Inc.	469,117			4,691,170	103,206

	*	Participant Loans		4% - 8.25%		-	241,002

						$ 4,718,707	$ 9,041,320
*	A party-in-interest as defined by ERISA

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